August 22, 2008

Matthew E. Rubel, President
Collective Brands, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207

    RE: **Collective Brands, Inc.**
          Form 10-K for Fiscal Year Ended February 2, 2008
          Filed April 1, 2008
          Definitive Proxy
          Filed April 16, 2008
          File No. 1-14770

Dear Mr. Rubel:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              John Reynolds,
                              Assistant Director